ASSET PURCHASE AGREEMENT

dated as of October 17, 2014,

by and among

ALLDIGITAL HOLDINGS, INC.

as Purchaser,

and

BREVITY VENTURES INC.

as Seller.

i

Article VI
PRE-CLOSING COVENANTS		14
6.1	Consents and Approvals	14
6.2	Bankruptcy Actions	14
6.3	Taxes	14
Article VII
CONDITIONS TO CLOSING		15
7.1	Conditions to Parties’ Obligations	15
7.2	Conditions to Purchaser’s Obligations	15
7.3	Conditions to Seller’s Obligations	16
Article VIII
TERMINATION		16
8.1	Termination	16
8.2	Effect of Termination or Breach; Specific Performance	17
Article IX
EMPLOYEE AND POST-CLOSING COVENANTS		18
9.1	Certain Consents	18
9.2	Access to Information	18
9.3	Confidentiality	18
9.4	Purchase Price Allocation	19
Article X
MISCELLANEOUS		19
10.1	Expenses	19
10.2	Amendment	19
10.3	Notices	19
10.4	Waivers	20
10.5	Counterparts and Execution	20
10.6	SUBMISSION TO JURISDICTION	20
10.7	Governing Law	20
10.8	Binding Nature; Assignment	20
10.9	No Third Party Beneficiaries	21
10.10	Construction	21
10.11	Public Announcements	21
10.12	Entire Understanding	21
10.13	Closing Actions	21
10.14	Conflict between Transaction Documents	21

ii

Exhibits

A-	Sale Order
B-	Bill of Sale
C-	Assignment and Assumption Agreement
D-	Mutual Release

Schedules

1.1 – Assumed Contracts
2.1(a) – Tangible Personal Property
2.1(b) – Intellectual Property
2.2(f) – Other Assets
9.4 – Allocation of Purchase Price

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is made and entered into as of this 17th day of October, 2014, by and among AllDigital Holdings, Inc. (“Purchaser”), and Brevity Ventures Inc. (the “Seller”).

In consideration of the mutual covenants, agreements and warranties herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I

DEFINITIONS AND RULES OF CONSTRUCTION

1.1 Definitions. Unless otherwise defined herein, terms used herein shall have the meanings set forth below:

“Acquired Assets” has the meaning set forth in Section 2.1.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether by contract, through the ownership of voting securities or otherwise.

“Agreement” means this Asset Purchase Agreement, including all the Exhibits and the Schedules hereto, as the same may be amended from time to time in accordance with its terms.

“Assignment and Assumption Agreement” has the meaning set forth in Section 3.3(d).

“Assumed Contracts” means any executory contract designated by the Purchaser to be assumed by the Seller and, with the express written consent and in the sole discretion of Purchaser, assigned to Purchaser under Bankruptcy Code section 365 and listed on Schedule 1.1.

“Assumed Obligations” has the meaning set forth in Section 2.3(a).

“Bankruptcy Code” means title 11 of the United States Code.

“Bankruptcy Court” means the United States Bankruptcy Court for the District of Delaware.

“Business” means the activities carried on by Seller specifically relating to the performance of their obligations under the Services Agreement.

“Business Day” means any day other than a Saturday, Sunday, or other day on which banks in Wilmington, Delaware are not required by Law to be open.

“Chapter 11 Case” means the case commenced by Seller under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court.

“Claim” has the meaning set forth in section 101(5) of the Bankruptcy Code.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing” has the meaning set forth in Section 3.1.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commencement Date” means the date on which Seller made the filings necessary to commence the Chapter 11 Case in the Bankruptcy Court.

“Contract” means any agreement, license, contract, commitment or other binding arrangement or understanding, whether written or oral, to which any Seller is a party and that any Seller is permitted under the Bankruptcy Code to assume and assign other than an Employee Benefit Plan.

“Cure Amount” has the meaning set forth in Section 2.6.

“Dollar” and the sign “$” mean the lawful money of the United States.

“Employee Benefit Plan” means any “employee benefit plan” (as defined in ERISA § 3(3)) and any other benefit or compensation plan, program, agreement or arrangement maintained, sponsored, or contributed or required to be contributed to by any Seller or any ERISA Affiliate or with respect to which any Seller or any ERISA Affiliate has any Liability.

“ERISA Affiliate” means any Person that, at any relevant time, is or was treated as a single employer with any Seller for purposes of Code § 414.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all Laws issued thereunder.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.3.

“Exhibits” means the exhibits hereto.

“Final Allocation” has the meaning set forth in Section 9.4.

“Final Order” means an Order as to which the time to file an appeal, a motion for rehearing or reconsideration or a petition for writ of certiorari has expired and no such appeal, motion or petition is pending.

“GAAP” means, at a given time, United States generally accepted accounting principles.

“Governmental Authority” means any federal, state, local, municipal, foreign, supranational or other governmental or quasi-governmental authority of any nature (including any governmental agency, branch, commission, department, official or entity and any court or other tribunal), or any administrative, executive, judicial, legislative, police, regulatory or taxing authority, or arbitral body.

“Indebtedness” of any Person means, without duplication: (a) all obligations of such Person for borrowed money or advances; (b) all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or similar instruments; (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person (even though the rights and remedies of the seller or lenders under such agreement in the event of default are limited to repossession or sale of such property); (d) all obligations of such Person issued or assumed as part of the deferred purchase price of property or services (excluding trade accounts payable and accrued obligations incurred in the ordinary course of business on normal trade terms and not overdue by more than 90 days); (e) all indebtedness secured by any Lien on property owned or acquired by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not the obligations secured thereby have been assumed, but limited to the lower of (i) the fair market value of such property and (ii) the amount of the Indebtedness secured; (f) all capital lease obligations of such Person; (g) all obligations of such Person for the reimbursement of any obligor in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions; and (h) all contingent obligations of such Person in respect of Indebtedness or obligations of others of the kinds referred to in clauses (a) through (g) above. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such person is a general partner) to the extent such person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except (other than in the case of general partner liability) to the extent that terms of such Indebtedness expressly provide that such Person is not liable therefor.

“Intellectual Property” means the collective reference to all rights, priorities and privileges relating to intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including, without limitation, (i) all copyrights arising under the laws of the United States, any other country or any political subdivision thereof, whether registered or unregistered and whether published or unpublished, all registrations and recordings thereof, and all applications in connection therewith, including, without limitation, all registrations, recordings and applications in the United States Copyright Office, (ii) all letters patent of the United States, any other country or any political subdivision thereof, all reissues and extensions thereof, and all applications for letters patent of the United States or any other country and all divisions, continuations and continuations-in-part thereof, (iii) all trademarks, trade names, corporate names, company names, business names, fictitious business names, trade dress, service marks, logos, domain names and other source or business identifiers, and all goodwill associated therewith, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications in connection therewith, whether in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State thereof or any other country or any political subdivision thereof, or otherwise, and all common law rights related thereto, (iv) all trade secrets arising under the laws of the United States, any other country or any political subdivision thereof, (v) all rights to obtain any reissues, renewals or extensions of the foregoing, (vi) all licenses for any of the foregoing, and (vii) all causes of action for infringement of the foregoing.

“Law” means any law, statute, regulation, code, constitution, ordinance, treaty, rule of common law, or Order of, administered or enforced by or on behalf of, any Governmental Authority.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due and regardless of when asserted), including any liability for Taxes, product liability or infringement liability.

“Lien” or “Liens” means any lien (statutory or otherwise), hypothecation, encumbrance, security interest, interest, mortgage, pledge, restriction, charge, instrument, license, preference, priority, security agreement, easement, covenant, encroachment, option, right of recovery, right of pre-emption, right of first refusal or other third party right, Tax (including foreign, federal, state and local Tax), Order of any Governmental Authority, of any kind or nature (including (i) any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing, (ii) any assignment or deposit arrangement in the nature of a security device, (iii) any claim based on any theory that Purchaser is a successor, transferee or continuation of any Seller or the Business, and (iv) any leasehold interest, license or other right, in favor of a Third Party or any Seller, to use any portion of the Acquired Assets), whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, noticed or unnoticed, recorded or unrecorded, contingent or non-contingent, material or non-material, known or unknown.

“Mutual Release” has the meaning set forth in Section 3.3(f).

“Order” means any award, decision, decree, order, injunction, ruling, judgment, or consent of or entered, issued, made or rendered by any Governmental Authority.

“Ordinary Course of Business” means the operation of the Business by Seller in the usual and ordinary course in a manner substantially similar to the manner in which Seller operated the Business immediately prior to the date of this Agreement (including with respect to quantity and frequency).

“Permits” means licenses, permits, approvals, certificates of occupancy, authorizations, operating permits, registrations, plans and the like.

“Person” means any corporation, partnership (including any limited partnership and any limited liability partnership), joint venture, limited liability company, organization, trust, entity, authority or natural person.

“Proceeding” means any claim, charge, complaint, dispute, demand, grievance, action, litigation, audit, investigation, review, inquiry, arbitration, liability, damage, suit in equity or at law, administrative, regulatory or quasi-judicial proceeding, account, cost, expense, setoff, contribution, attorney’s fee or causes of action of whatever kind or character.

“Purchase Price” has the meaning set forth in Section 3.2(a).

“Purchaser” has the meaning set forth in the preamble hereto.

“Purchaser Expenses” means, as of any date of determination, the reasonable and documented third party fees, costs and out-of-pocket expenses incurred by or on behalf of Purchaser on or prior to such date to the extent not previously paid or reimbursed by Seller, in connection with (i) its legal, accounting and business due diligence regarding the Business and the Acquired Assets and (ii) the negotiation, preparation and performance of this Agreement and the transactions contemplated hereby (including, in each of clauses (i) - (ii) above, the fees and expenses of legal counsel, accountants, other representatives and consultants).

“Rule” or “Rules” means the Federal Rules of Bankruptcy Procedure.

“Sale Motion” shall mean the motion filed in the Bankruptcy Court by the Seller seeking approval of the transactions contemplated hereunder.

“Sale Order” means an Order, substantially in the form of Exhibit A attached hereto, to be entered by the Bankruptcy Court pursuant to sections 363, 365 and 1146(c) of the Bankruptcy Code.

“Schedules” means the schedules attached hereto (including the Disclosure Schedules).

“Seller” has the meaning set forth in the preamble hereto.

“Subsidiary” means, with respect to any Person, any corporation a majority of the total voting power of shares of stock of which is entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or any partnership, limited liability company, association or other business entity a majority of the partnership or other similar ownership interest of which is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing director or general partner of such partnership, limited liability company, association or other business entity.

“Tax” and, with correlative meaning, “Taxes” mean with respect to any Person all federal, state, local, county, foreign and other taxes, assessments or other government charges, including any income, alternative or add-on minimum tax, estimated gross income, gross receipts, sales, use, ad valorem, value added, transfer, capital stock franchise, profits, license, registration, recording, documentary, intangibles, conveyancing, gains, withholding, payroll, employment, social security (or similar), unemployment, disability, excise, severance, stamp, occupation, premium, property (real and personal), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment, charge, or tax of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign) whether such Tax is disputed or not.

“Tax Return” means any report, return, declaration, claim for refund or other information or statement supplied or required to be supplied by any Person relating to Taxes, including any schedules or attachments thereto and any amendments thereof.

“Third Party” means any Person other than Seller, Purchaser or any of their respective Affiliates.

“Transaction Documents” means this Agreement, and all other agreements, instruments, certificates and other documents to be entered into or delivered by any party in connection with the transactions contemplated to be consummated pursuant to this Agreement.

1.2 Rules of Construction. Unless the context otherwise clearly indicates, in this Agreement:

(a)	the singular includes the plural;
(b)	“includes” and “including” are not limiting;
(c)	“may not” is prohibitive and not permissive; and
(d)	“or” is not exclusive.

Article II

PURCHASE AND SALE; ASSUMPTION OF CERTAIN LIABILITIES

2.1 Purchase and Sale of Assets. Subject to the terms and conditions set forth in this Agreement, at the Closing, Seller shall sell, contribute, convey, assign, transfer and deliver to Purchaser, free and clear of all Liens, whether arising prior to or subsequent to the Commencement Date, and Purchaser shall purchase, acquire and take assignment and delivery of, for the consideration specified in Article III, all rights, titles and interests of every kind and nature, of Seller (including indirect and other forms of beneficial ownership) in and to all of the following properties, assets and rights (contractual or otherwise) of Seller as of the Closing Date, whether tangible or intangible, real or personal and wherever located and by whomever possessed, but excluding, for the avoidance of doubt, the Excluded Assets (all of the assets to be sold, assigned, transferred and delivered pursuant to this Section 2.1 shall be referred to herein as the “Acquired Assets”):

(a) all tangible personal property owned by Seller and used primarily in the operation of the Business, including all machinery, equipment (including all software hosting servers, customer servers, storage devices, transportation and office equipment), vehicles, computers, customer lists, sales lead lists, mobile phones, personal digital assistants, fixtures, trade fixtures, computer equipment, telephone systems, furniture, office supplies, production supplies, spare parts, other miscellaneous supplies, in each case, wherever located, and including the tangible personal property set forth on Schedule 2.1(a), but excluding all Excluded Assets;

(b) All Intellectual Property, including the Intellectual Property set forth on Schedule 2.1(b) (which Schedule 2.1(b) lists the two patents owned by Seller);

(c) all rights of Seller as a licensor of any Intellectual Property;

(d) all goodwill related solely to the operation of the Business as a going concern and all intangible property of Seller related solely to the Business including, without limitation, all computer software (whether “off –the-shelf,” licensed from a third party (for development software or other purposes) or developed by Seller), including all source codes and derivatives, object codes and derivatives and any and all documentation related to the foregoing; and

(e) all accounts receivable of Seller as of the Closing Date.

2.2 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, all assets of Seller not included in the definition of Acquired Assets are retained by Seller, and are not being sold, transferred or assigned to Purchaser hereunder, including without limitation, the following (all such assets described in this Section 2.2 are referred to collectively as the “Excluded Assets”):

(a) any and all rights under this Agreement and avoidance claims or causes of action arising under the Bankruptcy Code or applicable state law, including all rights and avoidance claims of Seller arising under Chapter 5 of the Bankruptcy Code (except as otherwise expressly released pursuant to the Transaction Documents);

(b) all Employment Benefit Plans;

(c) all assets, rights, pre-payments, deposits and refunds under any Employee Benefit Plan;

(d) Seller’s minute books, organizational books, company seals, membership ledgers, stock ledgers and other ownership and equity records;

(e) Seller’s cash or cash equivalents on hand (including undeposited checks) and in banks or other financial institutions; all insurance policies held by Seller and all Claims arising under such policies, and all credits, premium refunds, proceeds, causes of action or rights thereunder; all Tax refunds or reimbursements due to Seller; any stock, membership units or other equity interests in any Seller; all bank accounts, deposit accounts, securities accounts, brokerage accounts and other accounts holding any cash, cash equivalents or securities belonging to Seller; and all assets, properties and/or rights of Seller not otherwise specifically included in the definition of Acquired Assets; and

(f) all other assets listed on Schedule 2.2(f).

2.3 Assignment and Assumption of Liabilities

(a) Subject to the terms and conditions set forth in this Agreement, including Section 2.4, Purchaser shall assume from Seller and thereafter be responsible for the payment, performance and discharge of all executory obligations under the Assumed Contracts, as well as for any Cure Amounts (all such Liabilities and obligations assumed pursuant to this Section 2.3(a) shall be referred to herein as the “Assumed Obligations”).

(b) Section 2.3(a) shall not limit any claims or defenses Purchaser may have against any party other than Seller and its Affiliates. The transactions contemplated by this Agreement shall in no way expand the rights or remedies of any Third Party against Purchaser or Seller as compared to the rights and remedies that such Third Party would have had against Seller absent the Chapter 11 Case had Purchaser not assumed such Assumed Obligations.

2.4 No Other Liabilities Assumed.

(a) Purchaser shall not be a successor to Seller, and Seller acknowledges and agrees that pursuant to the terms and provisions of this Agreement, Purchaser will not assume, nor in any way be liable or responsible for, any liability or obligation other than the Assumed Obligations (any such obligations, the “Excluded Liabilities”); provided, that, in furtherance and not in limitation of the foregoing, Purchaser is expressly not assuming any of the following Liabilities, whether accrued or fixed, absolute or contingent, known or unknown, determined or determinable, and whenever or wherever arising:

(i) all Liabilities of Seller that relate to any of the Excluded Assets;

(ii) all Liabilities of Seller relating to Taxes, including Taxes that may arise as a result of (i) any claim, audit, investigation, assessment, adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority, court, or other Governmental Authority against Seller, or (ii) the sale of the Acquired Assets or the assumption of the Assumed Obligations pursuant to this Agreement and any deferred Taxes of any nature;

(iii) all Liabilities in respect of Indebtedness of Seller;

(iv) all Liabilities of Seller resulting from, caused by or arising out of, or which relate to, directly or indirectly, the conduct of Seller (or any of their current or former officers, directors, employees or agents) anywhere or ownership or lease of any properties or assets or any properties or assets previously used by Seller at any time, or other actions, omissions or events occurring prior to the Closing and that (i) constitute, may constitute or are alleged to constitute a tort, breach of contract or violation of any law, rule, regulation, treaty or other similar authority or (ii) relate to any and all Proceedings against Seller whether past, present, future, known or unknown, liquidated or unliquidated, accrued or unaccrued, pending or threatened;

(v) other than executory obligations under the Assumed Contracts, all Liabilities arising out of, or relating to, any indemnification obligations of Seller, including indemnification obligations pursuant to supply agreements, service agreements; purchase agreements, leases and any other type of Contract, and Liabilities to indemnify or advance amounts to any officer, director, employee or agent of Seller;

(vi) except for the Assumed Obligations, all Liabilities (whether known or unknown) with respect to the employees or former employees, or both (or their representatives) of Seller arising prior to the Closing Date, including payroll, wages, overtime, salaries, bonuses, commissions, benefits, retention or stay bonus arrangements, other compensation, classification of employees as exempt or non-exempt, vacation, sick leave, worker’s compensation, unemployment benefits, pension benefits, employee stock option or profit sharing plans, health care plans or benefits, or any other employee plans or benefits or other compensation of any kind to any employee, and obligations of any kind, including Liabilities arising under any Collective Bargaining Agreement, or employment, severance, retention or termination agreement with any employee, consultant or contractor (or their representatives) of Seller;

(vii) except for the Assumed Obligations, all Liabilities relating to or arising under or in connection with any Employee Benefit Plan or any other employee benefit or compensation plan, program, agreement or arrangement at any time maintained, sponsored or contributed or required to be contributed to by Seller or any ERISA Affiliate, or with respect to which Seller or any ERISA Affiliate have any Liability;

(viii) all Liabilities arising out of or relating to services, products or product or service warranties of Seller or any predecessors or Affiliates of Seller to the extent provided, developed, designed, manufactured, marketed, sold or distributed prior to the Closing;

(ix) all Liabilities of Seller to any current, former or prospective shareholder or other equity interest holder of Seller, including all Liabilities of Seller related to the right to or issuance of any capital stock or other equity securities;

(x) all Liabilities for any legal, accounting, investment banking, reorganization, restructuring (including bankruptcy administrative expenses), brokerage or similar fees or expenses incurred by Seller in connection with, resulting from or attributable to the transactions contemplated by this Agreement, the Chapter 11 Case or otherwise; and

(xi) all Liabilities of Seller to Purchaser, its Affiliates and its Affiliates’ agents, advisors and representatives, whether under the Transaction Documents or otherwise.

(b) The parties acknowledge and agree that disclosure of any Liability on any Schedule to this Agreement shall not create an Assumed Obligation or other Liability of Purchaser, except where such disclosed obligation has been expressly assumed by Purchaser as an Assumed Obligation.

2.5 Deemed Consents and Cures. For all purposes of this Agreement (including all representations and warranties of Seller contained herein), Seller shall be deemed to have obtained all required consents in respect of the assignment of any Assumed Contract if, and to the extent that, pursuant to the Sale Order or other Bankruptcy Court Order, Seller is authorized to assume and assign to Purchaser, and Purchaser is authorized to accept, such Assumed Contracts pursuant to Section 365 of the Bankruptcy Code and any applicable Cure Amount has been satisfied by Purchaser. If the consent required to effectuate the assignment of any Assumed Contracts to Purchaser cannot be obtained pursuant to the Sale Order or other Bankruptcy Court Order, then the parties shall endeavor to obtain such consent pursuant to Section 6.1.

2.6 Payment of Cure Amounts. To the extent that any Assumed Contract is subject to a cure pursuant to section 365 of the Bankruptcy Code, at the Closing, any amounts (the “Cure Amount”) related to such cure obligations shall be paid on behalf of Purchaser by Seller in accordance with Section 7.2(e) below.

Article III

CLOSING

3.1 Closing. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, the closing of the transaction contemplated by this Agreement (the “Closing”) will take place at the offices of Womble Carlyle Sandridge & Rice, LLP, 222 Delaware Ave., Suite 1501, Wilmington, DE 19801 on or before October 31, 2014 or on such other date or place as Purchaser and Seller may determine (the “Closing Date”).

3.2 Payment of Purchase Price.

(a) Purchaser will deliver to Seller in immediately available funds $400,000 (the “Purchase Price”) on the Closing Date.

(b) Seller shall deliver to Purchaser a written notice on or before October 29, 2014, that designates the account to which Purchaser shall deliver the Purchase Price by wire transfer of immediately available funds in accordance with this Section 3.2.

3.3 Deliveries by Seller. At Closing, Seller shall deliver or procure delivery to Purchaser of:

(a) certified copies of the resolutions of the managers or directors of Seller authorizing the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby;

(b) originals (or, to the extent originals are not available, copies) of all Assumed Contracts (together with all amendments, supplements or modifications thereto);

(c) one or more bills of sale, in the form attached hereto as Exhibit B, conveying in the aggregate all of the owned personal property of Seller included in the Acquired Assets, duly executed by Seller;

(d) one or more assignment and assumption agreements with respect to the Assumed Obligations, in the form attached hereto as Exhibit C (collectively, the “Assignment and Assumption Agreement”), duly executed by Seller;

(e) such other instruments, in form and substance, reasonably satisfactory to Purchaser and their counsel, as are necessary to vest in the applicable Purchaser good and marketable title in and to the Acquired Assets in accordance with the provisions hereof;

(f) a mutual release in the form attached hereto as Exhibit D (the “Mutual Release”), duly executed by Seller; and

(g) such other documents or instruments as are required to be delivered by Seller at the Closing pursuant to the terms hereof or that Purchaser reasonably requests prior to the Closing Date to effect the transactions contemplated hereby.

3.4 Deliveries by Purchaser. At the Closing, Purchaser will deliver to Seller:

(a) all Assignment and Assumption Agreements, duly executed by the Purchaser;

(b) the Mutual Release, duly executed by the Purchaser;

(c) a certificate signed by Purchaser, dated the date of the Closing (in form and substance reasonably satisfactory to Seller) certifying that the conditions specified in Section 7.1 and Section 7.3 have been satisfied as of the Closing; and

(d) certified copies of the resolutions of the managers or directors of Purchaser authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby.

3.5 Form of Instruments. To the extent that a form of any document to be delivered hereunder is not attached as an Exhibit hereto, such documents shall be in form and substance, and shall be executed and delivered in a manner, reasonably satisfactory to Purchaser and Seller.

3.6 Further Assurances. From time to time after the Closing and without further consideration, (i) Seller, upon the request of Purchaser, shall execute and deliver such documents and instruments of conveyance and transfer as Purchaser may reasonably request in order to consummate more effectively the purchase and sale of the Acquired Assets as contemplated hereby and to vest in the applicable Purchaser title to the Acquired Assets transferred hereunder, or to otherwise more fully consummate the transactions contemplated by this Agreement and (ii) Purchaser, upon the request of Seller, shall execute and deliver such documents and instruments of contract or lease assumption as Seller may reasonably request in order to confirm Purchaser’s Liability for the Assumed Obligations or otherwise to more fully consummate the transactions contemplated by this Agreement and the Transaction Documents.

Article IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser as follows:

4.1 Organization and Qualification. Seller (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; and (ii) has the requisite power to carry on its business as now being conducted and to own or lease the properties it now owns or leases.

4.2 Authorization. Subject to any necessary authorization from the Bankruptcy Court, the execution, delivery and performance by the Seller of this Agreement and all Transaction Documents to be executed by it pursuant to this Agreement and the consummation of the transactions contemplated hereby and thereby are within the Seller’s organizational powers, and have been duly authorized by all necessary organizational action. Subject to any necessary authorization from the Bankruptcy Court, this Agreement and the Transaction Documents to be executed by Seller pursuant to this Agreement constitute valid and legally binding obligations of Seller enforceable against Seller in accordance with their terms.

4.3 Consents and Approvals. Subject to any necessary authorization from the Bankruptcy Court, the execution, delivery and performance by Seller of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby require no action on Seller’s part by or in respect of, or any filing with or notice to, any Governmental Authority. Subject to any necessary authorization from the Bankruptcy Court, neither the execution, delivery and performance by Seller of this Agreement or the Transaction Documents, nor the consummation of the transactions contemplated hereby and thereby, will violate, conflict with, or result in a material breach of, any provision of the organizational documents of Seller or any applicable Law.

4.4 Title and Condition of Acquired Assets. Seller has good and marketable title to, or a valid leasehold interest in or all rights to use, all Acquired Assets, free and clear of any Liens.

4.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any Seller or any Affiliate specifically relating to the Acquired Assets or the Business.

4.6 Cure Amounts. Schedule 4.6 sets forth all Cure Amounts.

4.7 No Other Representations and Warranties. Purchaser acknowledges and agrees that except for the representations and warranties expressly set forth in this Article IV, the transactions contemplated by this Agreement and each other Transaction Document are being consummated AS IS WITHOUT ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR INTENDED USE OR OTHER EXPRESSED OR IMPLIED WARRANTY. Purchaser further acknowledges and agrees that it is consummating the transaction contemplated by this Agreement without any representation or warranty, express or implied, by Seller or any of its Affiliates or representatives, except for the representations and warranties expressly set forth this Article IV.

For the avoidance of doubt, none of Seller’s representations and warranties contained in this Agreement shall survive the Closing, and neither Seller nor the estate of Seller shall have any liability, responsibility or obligations to Purchaser, any of its Affiliates or any other person in respect thereof following Closing.

Article V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows.

5.1 Organization. Purchaser is a legal entity validly existing and in good standing under the laws of its jurisdiction of organization and has the full power and authority to execute, deliver and perform this Agreement and to consummate all transactions contemplated hereby.

5.2 Authority. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Purchaser and do not and will not violate any provisions of their respective organizational documents, any applicable Law or any contract or Order binding upon Purchaser. This Agreement constitutes a valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditors’ rights generally from time to time in effect, and to general equitable principles.

5.3 Consents. No notice to, filing with, authorization of, exemption by, or consent (other than the approval of the Bankruptcy Court of any Person is required in order for Purchaser to consummate the transactions contemplated hereby.

5.4 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Purchaser or any Affiliate of Purchaser.

For the avoidance of doubt, none of Purchaser’s representations and warranties contained in this Agreement shall survive the Closing, and Purchaser shall not have any liability, responsibility or obligations to Seller, any of its Affiliates or any other person in respect thereof following Closing.

Article VI

PRE-CLOSING COVENANTS

6.1 Consents and Approvals. Seller shall use commercially efforts (i) to obtain all material necessary consents and approvals, as reasonably requested by Purchaser, to consummate the purchase and sale of the Acquired Assets and the assignment of the Assumed Obligations, together with any other necessary consents and approvals to consummate the transactions contemplated hereby, including obtaining the Sale Order, (ii) to make, as reasonably requested by Purchaser, all filings, applications, statements and reports to all authorities that are required to be made prior to the Closing Date by or on behalf of Seller or any of its Affiliates pursuant to any applicable Law in connection with this Agreement and the transactions contemplated hereby and (iii) to obtain, as requested by Purchaser, all required consents and approvals (if any) necessary to assign and transfer the Permits to the Purchaser at Closing and, to the extent that one or more of them are not transferable, to assist Purchaser in obtaining replacements therefor. In the event that certain Permits, or any Assumed Contract or other license or agreement necessary for the operation of the Business, are not transferable or replacements therefor are not obtainable on or before the Closing, but such Permits, Assumed Contracts or other agreements are obtainable after the Closing, Seller shall continue to use such commercially reasonable efforts in cooperation with Purchaser after the Closing as may be required to obtain all required consents and approvals to transfer, or obtain replacements for, such Permits, Assumed Contracts or other agreements after Closing. Purchaser shall give any other notices to, make any other filings with, and use reasonable commercially efforts to cooperate with Seller to obtain, any other authorizations, consents and approvals in connection with the matters contemplated by this Section 6.1.

6.2 Bankruptcy Actions.

(a) Seller shall use its commercially reasonable efforts to obtain entry of the Sale Order by no later than September 25, 2014, and Seller and Purchaser shall each consummate the Closing as soon as practicable but no later than thirty six (36) days after entry of the Sale Order whether or not the waiver in the following sentence has been obtained at such time. Seller shall seek a waiver of the stay implemented by Bankruptcy Rule 6004(h) due to the facts and circumstances of the transaction and to close within the 14-day appeal period prescribed by Bankruptcy Rule 8002.

(b) Seller agrees that it will promptly take such actions as are reasonably requested by Purchaser to assist in obtaining entry of the Sale Order, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court for purposes, among others, of providing necessary assurances of performance by Seller of its obligations under this Agreement and the Transaction Documents and demonstrating that Purchaser is a good faith Purchaser under Section 363(m) of the Bankruptcy Code.

6.3 Taxes.

(a) On or after the Closing, Seller shall pay all Taxes that are or become due and payable with respect to the Acquired Assets and attributable to tax periods or portions thereof prior to the Closing; provided however, that Seller shall not be obligated to pay any such Tax that is disputed in good faith by Seller.

(b) Any sales, use, purchase, transfer, franchise, deed, fixed asset, stamp, documentary stamp, use or other Taxes and recording charges due and that may be payable by reason of the sale of the Acquired Assets or the assumption of the Assumed Obligations under this Agreement or the transactions contemplated herein shall be borne and timely paid by Purchaser.

(c) Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant and any audit, litigation or other proceeding with respect to Taxes. Section 9.2 of this Agreement shall govern the retention and the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding.

Article VII

CONDITIONS TO CLOSING

7.1 Conditions to Parties’ Obligations. The obligations of Purchaser and Seller under this Agreement are, at the option of Purchaser and Seller, respectively, subject to satisfaction of the following conditions precedent on or before the Closing Date:

(a) Required Approvals. All authorizations, consents, filings and approvals necessary to permit the parties to perform the transactions contemplated hereby shall have been duly obtained, made or given, shall be in form and substance, reasonably satisfactory to the parties, shall not be subject to the satisfaction of any condition that has not been satisfied or waived and shall be in full force and effect.

(b) No Order or Proceeding. No Order shall be issued by and no Proceeding shall be pending before any Governmental Authority seeking or threatening to restrain or prohibit the consummation of the transactions contemplated by this Agreement, or involving a claim that consummation thereof would result in the violation of any Law of any Governmental Authority having appropriate jurisdiction.

(c) Bankruptcy Condition. The Sale Order shall have been entered on the docket by the Clerk of the Bankruptcy Court.

7.2 Conditions to Purchaser’s Obligations. The obligations of Purchaser under this Agreement are, at the option of such Purchaser, subject to satisfaction of the following conditions precedent on or before the Closing Date:

(a) Accuracy of Representations and Warranties. The representations and warranties of Seller contained herein shall be true and correct in all material respects on and as of the Closing Date (except for representations and warranties made as of a specified date, which shall be true and correct as of that date) with the same force and effect as though made on and as of the Closing Date except that those representations and warranties that are qualified by materiality shall be true and correct in all respects.

(b) Performance of Covenants. Seller shall have performed and complied in all material respects with the obligations and covenants required by this Agreement to be performed or complied with by Seller on or prior to the Closing Date.

(c) Cure Amounts. Seller shall have received from Purchaser an amount equal to the total Cure Amount referred to in Section 7.3(c) below, and shall have paid (or be prepared to pay simultaneously with the Closing) each of the respective Cure Amounts to the applicable third parties.

7.3 Conditions to Seller’s Obligations. The obligations of Seller under this Agreement are, at the option of Seller, subject to the satisfaction of the following conditions precedent on or before the Closing Date:

(a) Accuracy of Representations and Warranties. The representations and warranties of Purchaser contained herein shall be true and correct in all material respects on and as of the Closing Date (except for representations and warranties made as of a specified date, which shall be true and correct as of that date in all material respects) with the same force and effect as though made by Purchaser on and as of the Closing Date, except those qualified by materiality shall be true and correct in all respects.

(b) Performance of Covenants. Purchaser shall have performed and complied in all material respects with the obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date.

(c) Consideration; Cure Amounts. Purchaser shall have delivered to Seller an amount equal to the total of all Cure Amounts (which, for the avoidance of doubt, Seller shall immediately pay to the applicable third parties in accordance with Section 7.2(e) above).

(d) Purchaser Deliveries. Purchaser shall have delivered, and Seller shall have received to their reasonable satisfaction, all of the Purchaser deliveries set forth in Section 3.4.

Article VIII

TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Closing as follows:

(a) by mutual written agreement of Purchaser and Seller;

(b) by either Purchaser or Seller if there shall be in effect a Final Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(c) by either Purchaser or Seller (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a material breach or misrepresentation of any of the representations or warranties or a material breach of any of the covenants or obligations set forth in this Agreement on the part of the other party, which breach is not cured within 10 days following written notice to the party committing such breach or which breach, by its nature, cannot be cured prior to the Closing;

(d) by Purchaser or Seller if (i) any Seller consummates an Acquisition Proposal with any Person other than Purchaser and (ii) the Bankruptcy Court enters an order approving any Acquisition Proposal (other than the sale of the Acquired Assets to Purchaser);

(e) by Purchaser (provided, that Purchaser is not then in material breach of any representation, warranty, covenant or other agreement contained herein) as a result of the failure of the Bankruptcy Court to have entered an order approving the Sale Order by no later than October 1, 2014, or the Sale Order ceases to be in full force and effect, or is revoked, rescinded, vacated, materially modified, reversed or stayed or otherwise rendered ineffective by a court of competent jurisdiction, provided that the same was not substantially caused by Purchaser as result of its delay or otherwise;

(f) by Purchaser if Seller files a chapter 11 plan contemplating the sale or retention of the Acquired Assets by the Seller in any manner materially inconsistent with the terms of this Agreement; and

(g) by Purchaser or Seller on any day on or after October 31, 2014 if the Closing shall not have been consummated by such date (or by such later date as shall be mutually agreed to by Purchaser and Seller in writing), unless the Closing has not occurred due to a material failure of such Party to perform or observe their respective agreements as set forth in this Agreement required to be performed on or before the Closing Date; provided, that if the sole reason Closing shall not have occurred is the failure to obtain all required approvals under Section 7.1(a), then the date shall be extended by the lesser of 30 days or two Business Days after such approvals are obtained.

8.2 Effect of Termination or Breach; Specific Performance. If this Agreement is terminated in accordance with Section 8.1: (a) this Agreement shall become null and void and of no further force and effect, except (i) for this Section 8.2, (ii) for the provisions of Sections, 9.3, 10.1,10.6, 10.7, 10.8, 10.9, and 10.10 hereof, and (iii) that the termination of this Agreement for any cause shall not relieve any party hereto from any Liability which at the time of termination had already accrued to any other party hereto or which thereafter may accrue in respect of any act or omission of such party prior to such termination;; and (b) if this Agreement is terminated for any reason other than the termination of this Agreement by the Seller pursuant to Section 8.1(c), Seller, shall not be entitled to any damages, losses, payment or repayment from Purchaser, and Purchaser shall have no further obligation or Liability of any kind to Seller, any of their Affiliates, or any Third Party on account of this Agreement. Seller and Purchaser each hereby acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by it in accordance with their specific terms or were otherwise breached by it, that the other parties hereto will have no adequate remedy at law and that monetary damages would not be a sufficient remedy for any such failure or breach, and accordingly, Seller and, subject to the entry of the Sale Order and the terms of the overbid process described in the Sale Motion, Purchaser shall be entitled, in addition to any other of its rights hereunder (whether at law, in equity or by contract), to specific performance of the terms of this Agreement, including, without limitation, an injunction or injunctions to specifically enforce the terms and provisions hereof in any court of competent jurisdiction, without the necessity of posting any bond or other security and without the necessity of establishing that monetary damages would not be an adequate remedy.

Article IX

EMPLOYEE AND POST-CLOSING COVENANTS

9.1 Certain Consents. If a consent of a Third Party that is required in order to assign any Acquired Asset (or Claim, right or benefit arising thereunder or resulting therefrom) is not obtained prior to the Closing Date, or if an attempted assignment would be ineffective or would adversely affect the ability of Seller to convey its interest in question to Purchaser, Seller will cooperate with Purchaser and use commercially reasonable efforts in any lawful arrangement to provide that Purchaser shall receive the interests of Seller in the benefits of such Acquired Asset. If any such consent or waiver is not obtained before the Closing Date and the Closing is nevertheless consummated, Seller agree to continue to use commercially reasonable efforts to obtain all such consents as promptly as possible following the Closing.

9.2 Access to Information. For a period of 24 months after the Closing Date (to the extent such party remains in existence), each party and their representatives shall have reasonable access to, and each shall have the right to photocopy, all of the books and records relating to the Business or the Acquired Assets, including all employee records or other personnel and medical records required by Law, legal process or subpoena, in the possession of the other party to the extent that such access may reasonably be required by such party in connection with the Assumed Obligations or the Excluded Liabilities, or other matters relating to or affected by the operation of the Business and the Acquired Assets. Such access shall be afforded by the party in possession of such books and records upon receipt of reasonable advance notice and during normal business hours; provided, however, that (A) any such investigation shall be conducted in such a manner as not to interfere unreasonably with the operation of the business of any party or its Affiliates, (B) no party shall be required to take any action which would constitute a waiver of the attorney-client privilege and (C) no party need supply the other party with any information which such party is under a legal obligation not to supply. The party exercising this right of access shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 9.2. If the party in possession of such books and records shall desire to dispose of any such books and records upon or prior to the expiration of such period, such party shall, prior to such disposition, give the other party a reasonable opportunity at such other party’s expense, to segregate and remove such books and records as such other party may select.

9.3 Confidentiality. Following the Closing, Seller shall maintain as confidential and shall not use or disclose (except as required by Law, including, without limitation, in connection with the Chapter 11 Case, or as authorized in writing by Purchaser) (a) any information or materials relating to the Business or Acquired Assets and (b) any materials developed by Purchaser or any of its representatives (including its accountants, advisors, environmental, labor, employee benefits and any other consultants, lenders and legal counsel). Except as otherwise permitted and provided above, in the event Seller is required by Law to disclose any such confidential information, Seller shall promptly notify Purchaser in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with Purchaser to obtain a protective order and otherwise preserve the confidentiality of such information consistent with applicable Law. Information subject to the confidentiality obligations in this Section 9.3 does not include any information which (x) at the time of disclosure is generally available to or known by the public (other than as a result of its disclosure in breach of this Agreement) or (y) becomes available on a non-confidential basis from a Person who is not known to be bound by a confidentiality agreement with the Purchaser or its Affiliates, or who is not otherwise prohibited from transmitting the information.

9.4 Purchase Price Allocation. The Purchase Price shall be allocated in accordance with Schedule 9.4 (the “Final Allocation”). After the Closing, Purchaser and Seller shall report and file all Tax Returns (including amended Tax Returns and claims for refund) consistently with the Final Allocation, and shall take no position contrary thereto or inconsistent therewith unless required by applicable Law (including in any audits or examinations by any Governmental Authority or any other proceeding). Purchaser and Seller shall cooperate in the filing of any forms (including Internal Revenue Service Form 8594 under section 1060 of the Code) with respect to such Final Allocation.

Article X

MISCELLANEOUS

10.1 Expenses. Each party hereto shall bear its own costs and expenses, including attorneys’ fees, with respect to the transactions contemplated hereby. Notwithstanding the foregoing, in the event of any action or proceeding to interpret or enforce this Agreement, the prevailing party in such action or proceeding (i.e., the party who, in light of the issues contested or determined in the action or proceeding, was more successful) shall be entitled to have and recover from the non-prevailing party such costs and expenses (including all court costs and reasonable attorneys’ fees) as the prevailing party may incur in the pursuit or defense thereof.

10.2 Amendment. This Agreement may not be amended, modified or supplemented except by a written instrument signed by Seller and Purchaser.

10.3 Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given, (a) when received if given in person, (b) on the date of transmission if sent by telex, telecopy, e-mail, or other wire transmission (with answer back confirmation of such transmission), (c) upon delivery, if delivered by a nationally known commercial courier service providing next day delivery service (such as Federal Express), or (d) upon delivery, or refusal of delivery, if deposited in the U.S. mail, certified or registered mail, return receipt requested, postage prepaid:

If to Seller, to:	Brevity Ventures Inc.
3500 West Olive Avenue, Ste. 300
Burbank, CA 91505
Attn: Kevin Norris

with copy to:	Womble Carlyle Sandridge & Rice, LLP
222 Delaware Ave., Suite 1501
Wilmington, DE 19801
Attn: Matthew P. Ward

If to Purchaser, to:	AllDigital Holdings, Inc.
220 Technology Drive, Sutie 100
Irvine, CA 92618

With copies to:	Troutman Sanders LLP
5 Park Plaza, 14th Floor
Irvine, CA 92614
Attn: Larry A. Cerutti, Esq.

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

10.4 Waivers. The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing by Seller, in the case of a waiver by Seller, or Purchaser, in the case of any waiver by Purchaser, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach of other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

10.5 Counterparts and Execution. This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any counterpart may be executed by facsimile signature and such facsimile signature shall be deemed an original.

10.6 SUBMISSION TO JURISDICTION. THE PARTIES HEREBY AGREE THAT ANY AND ALL CLAIMS, ACTIONS, CAUSES OF ACTION, SUITS, AND PROCEEDINGS RELATING TO THIS AGREEMENT OR THE OTHER AGREEMENTS CONTEMPLATED HEREIN SHALL BE FILED AND MAINTAINED ONLY IN THE BANKRUPTCY COURT, AND THE PARTIES HEREBY CONSENT TO THE JURISDICTION OF SUCH COURT.

10.7 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware (regardless of the Laws that might otherwise govern under applicable Delaware principles of conflicts of Law) as to all matters, including matters of validity, construction, effect, performance and remedies.

10.8 Binding Nature; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without prior written consent of the other parties (which shall not be unreasonably withheld or delayed), except (i) Purchaser may assign any of its rights and obligations hereunder to any Affiliate or Subsidiary of Purchaser (whether wholly owned or otherwise) or any entity in which Purchaser or any of its Affiliates owns an equity interest or to its lender and, following the Closing, in whole or in part to any successor-in-interest to any Person acquiring all or any portion of the Business or the Acquired Assets, provided that Purchaser shall remain fully liable for its obligations and liabilities hereunder, (ii) the rights and interests of Seller hereunder may be assigned to a trustee appointed under Chapter 11 or Chapter 7 of the Bankruptcy Code, (iii) this Agreement may be assigned to any entity appointed as a successor to Seller pursuant to a confirmed Chapter 11 plan, and (iv) as otherwise provided in this Agreement. Seller hereby agrees that Purchaser may grant a security interest in its rights and interests hereunder to its lenders, and Seller will sign a consent with respect thereto if so requested by Purchaser or its lender, and that the terms of this Agreement shall be binding upon any subsequent trustee appointed under Chapter 11 or Chapter 7 of the Bankruptcy Code.

10.9 No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and nothing contained herein, express or implied, is intended to confer on any Person other than the parties hereto or their successors and permitted assigns, any rights, remedies, obligations, Claims, or causes of action under or by reason of this Agreement.

10.10 Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to this Agreement to express their mutual intent, and no rule of strict construction shall be applied against any party. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and Laws promulgated thereunder, unless the context requires otherwise.

10.11 Public Announcements. Except as required by law or in connection with the Chapter 11 Case, neither Seller nor Purchaser shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other parties hereto relating to the contents and manner of presentation and publication thereof, which approval will not be unreasonably withheld, delayed or conditioned. Prior to making any public disclosure required by applicable law, the disclosing parties shall give the other party a copy of the proposed disclosure and reasonable opportunity to comment on the same. Notwithstanding the foregoing, Purchaser shall not be restricted from making any public announcements or issuing any press releases after the Closing. Notwithstanding anything herein to the contrary, Seller and Purchaser agree (on behalf of itself and each Affiliate and Person acting on behalf of it) that each party hereto (and each employee, representative, and other agent of any party hereto) may disclose to any and all Persons, without limitation of any kind, the Tax treatment and Tax structure of the transaction and all materials of any kind (including opinions or other Tax analyses) that are provided to any party hereto or any Person relating to such Tax treatment and Tax structure, except to the extent necessary to comply with any applicable federal or state securities laws. Seller and Purchaser agree that the authorization contained in the immediately preceding sentence is not intended to permit disclosure of any other information, including (i) any portion of any materials to the extent not related to the Tax treatment or Tax structure of the transaction, (ii) the identities of participants or potential participants in the transaction, (iii) the existence or status of any negotiations, (iv) any pricing or financial information (except to the extent such pricing or financial information is related to the Tax treatment or Tax structure of the transaction), or (v) any other term or detail not relevant to the Tax treatment or the Tax structure of the transaction.

10.12 Entire Understanding. This Agreement, the Exhibits and the Schedules set forth the entire agreement and understanding of the parties hereto in respect to the transactions contemplated hereby and the Agreement, the Exhibits and the Schedules supersede all prior agreements, arrangements and understandings relating to the subject matter hereof and are not intended to confer upon any other Person any rights or remedies hereunder.

10.13 Closing Actions. All deliveries, payments and other transactions and documents relating to the Closing shall be interdependent, and none shall be effective unless and until all are effective (except to the extent that the party entitled to the benefit thereof has waived satisfaction or performance thereof as a condition precedent to the Closing).

10.14 Conflict between Transaction Documents. The parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement or document referred to herein, this Agreement shall govern and control.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be executed and delivered on the date first above written.

SELLER:	BREVITY VENTURES INC.

	By:	/s/ Kevin Norris
	Name:	Kevin Norris
	Title:	President and Chief Executive Officer

PURCHASER:	ALLDIGITAL HOLDINGS, INC.

	By:	/s/ Michael Linos
	Name:	Michael Linos
	Title:	President and Chief Executive Officer